Exhibit 99.1

Enerplus Announces 2011 Third Quarter Results Conference Call

CALGARY, Nov. 3, 2011 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release operating and financial results for the third quarter of 2011 prior to market open on Thursday, November 10, 2011. A conference call will be held at 9:30 am MT to discuss these results. The complete MD&A and Financial Statements for the third quarter will be available on our website at www.enerplus.com as well as our SEDAR profile at www.sedar.com and our EDGAR profile at www.sec.gov. Details of the conference call are as follows:

Q3 Results Live Conference Call

Date:	Thursday, November 10, 2011
Time:	9:30 am MT/11:30 am ET
Dial-In:	647-427-7450 1-888-231-8191 (toll free)
Audiocast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3708760

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833 1-855-859-2056 (toll free)

Passcode:	20609223

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

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For further information:
For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.  Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

CO: Enerplus Corporation

CNW 18:00e 03-NOV-11